SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549




                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                       OF SECURITIES EXCHANGE ACT OF 1934


                         For the month of January, 2006

                        Commission File Number 000-27336

                                 SVG Capital PLC
                  31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)





Exhibit Index

Exhibit No.             Description

1                       Additional Listing
2                       Holding(s) in Company

Exhibit No. 1


 For immediate release 30 January 2006


                      SVG Capital plc ("The Company")

Application has been made to the Financial Services Authority and the London Stock Exchange Plc for a total of 250,000 Ordinary shares of GBP1 ("shares") to be admitted to the Official List.

It is expected that admission will be granted on 30 January 2006 and trading will commence on 31 January 2006.

These shares are being reserved under a block listing and will be issued pursuant to the following scheme(s):


Scheme (s)                                                               Shares
Executive Share Option Plan 2001                                         250,000

When issued these shares will rank pari passu with the existing Ordinary shares.

--------------------------------------------------------------------------------

Enquiries:

John Spedding
Schroder Investment Management Limited                        Tel: 020 7658 3206

Exhibit No. 2



Press Release                         For immediate release 18 January 2006

                                      Partial realisation of holding in Inmarsat


Funds advised by Permira have realised approximately 50% of their remaining holding in Inmarsat, the LSE quoted provider of global satellite communications services.

The value of this partial realisation for SVG Capital is approximately GBP10.2 million, with the IFRS valuation of SVG Capital's remaining holding in the company valued at approximately GBP9.9 million (as at 16 January 2006).

At 31 December 2005, the IFRS valuation of SVG Capital's holding in Inmarsat was GBP19.7 million.

For further information, please contact:

SVG Capital plc
Alice Todhunter                                                   020 7010 8925





SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                  SVG Capital PLC




Date: 31 January 2006


                               By:/s/John Spedding
                                     John Spedding
                                     Company Secretary
                                     For and on behalf of Schroder Investment
                                     Management Limited, Secretaries